Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

February 16, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc. Draft Registration Statement on Form S-1 Submitted December 31, 2020 CIK No. 0001668010

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

On behalf of our client, Digital Brands Group, Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amendment No. 1”). Amendment No. 1 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated January 26, 2021 (the “Staff’s Letter”) relating to the Company’s Draft Registration Statement on Form S-1 as submitted with the Commission on December 31, 2020. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted December 31, 2020

The Offering, page 13

1.	Please define the terms of the "Debt Conversion" in your prospectus, summary financial data and elsewhere in your filing as applicable.

Response: Pursuant to the Staff’s Comment, the Company has included a description of the terms of the “Debt Conversion” in the filing.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Risk Factors, page 18

2.	Please revise your risk factor disclosure so that risks you have actually encountered are not presented as purely hypothetical. For example, your risk factors “Widespread outbreak of an illness or any other public health crisis, including the recent coronavirus (COVID-19) global pandemic…” and "Our operations are currently dependent on..." suggest that COVID-19 could affect your business in a number of ways, but you do not provide specific details regarding your store closures, supply and delivery disruptions, furloughs, the impact on your net sales, or specific costs related to supply chain disruptions and measures designed to ensure the health, safety and well-being of your employees that are discussed elsewhere in your prospectus. In addition, your risk factor “We may not be able to generate sufficient cash to service all of our debt…” mentions the possibility of defaulting on your credit facility but does not mention that you are actually in default on all loans under your credit facility, as disclosed in Management’s Discussion and Analysis.

Response: Pursuant to the Staff’s Comment, the Company has revised its risk factor disclosures to include risks the Company has actually encountered. We respectfully note that the Company has extended the maturity date of its credit facility and therefore is not in default under such facility. The Company has revised the corresponding discussion in Management’s Discussion and Analysis accordingly.

Our officers and directors and the equity interest holder of H&J and their affiliates will exercise significant control over us, page 34

3.	We note the disclosure in your Principal Stockholders table on page 98 that your executive officers, directors and the equity interest holder of H&J and their affiliates will beneficially own approximately 51% of your outstanding common stock after the offering. Please reconcile that disclosure with your disclosure here that such parties will own approximately 39% of your outstanding common stock. In addition, please disclose the percentage of voting power this group will control upon completion of the offering on your prospectus cover and in your prospectus summary and revise your risk factors accordingly.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosure regarding beneficial ownership of its executive officers, directors and the equity interest holder of H&J and their affiliates to consistently state that such parties beneficially own approximately 56.4% of the Company’s outstanding common stock and has included such disclosure on the prospectus cover and in the prospectus summary and risk factors.

Purchasing shares of our common stock in this offering will result in an immediate and substantial dilution, page 36

4.	We note your disclosure on page 84 that if the company does not meet certain market capitalization requirements, the pre-acquisition equity holders of Bailey and H&J will be entitled to additional shares of your common stock to make up the difference. Please include a discussion of these potential additional issuances in this risk factor.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Response: Pursuant to the Staff’s Comment, the Company has revised the risk factor to include a discussion of the potential additional issuances to the pre-acquisition equity holders of Bailey and H&J.

Use of Proceeds, page 40

5.	Please revise to state the maturity date of the 2019 convertible debt. In addition, as you currently do not have specific plans for the use of a significant portion of the proceeds from this offering, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response: Pursuant to the Staff’s Comment, the Company has revised the disclosure regarding its 2019 convertible debt. In addition, in furtherance of Item 504 of Regulation S-K, a discussion of the Company’s principal reasons for the offering and use of proceeds has been included.

Capitalization, page 42

6.	Please double underline cash and cash equivalents to clarify that such amounts are not included in your total capitalization.

Response: Pursuant to the Staff’s Comment, the Company has double underlined cash and cash equivalents.

Management's Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 50

7.	We note your reference to certain metrics used in evaluating your performance, such as Lifetime Value (LTV), Closet Share and Average Order Value (AOV). To give investors more context, please include disclosure clearly defining these metrics, how management uses such metrics, and why management believes these metrics are helpful.

Response: Pursuant to the Staff’s Comment, the Company has revised the disclosure on metrics the Company uses to evaluate its performance.

8.	We note per page 76 that the ACE Studios brand will be rolled out in the second quarter of 2021; however, your website states that you launched this brand in December 2018, and throughout the filing we note that you are currently offering these products. Please revise or advise.

Response: Pursuant to the Staff’s Comment, the Company has updated its website to indicate that the ACE Studios brand will be rolled out in the second quarter of 2021.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Digital Brands Group, Inc. - Pro Forma Combined

Unaudited Pro Forma Combined Results of Operations for the Digital Brands Group - For the Year Ended December 31, 2019, page 58

9.	We note the results of operations discussion based on Pro Forma Combined results which appears to combine financial results for the three entities. Please note that this discussion should supplement discussions of the historical financial information required by Rule 303 of Regulation S-K and should therefore not be presented with greater prominence. Additionally, this discussion should be based on the pro forma financial information presented in accordance with Article 11 of Regulation S-X, and therefore, disclosure should be provided explaining how the pro forma presentation was derived (reflecting the adjustments), why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise.

Response: The Company acknowledges the Staff’s Comment and has revised this discussion accordingly.

Liquidity, page 61

10.	Please tell us and disclose how you intend to cure the loans in default under your senior credit agreement, and what additional external or internal sources of financing are available to the company to meet its working capital needs and other financial obligations for the next twelve months. Refer to Item 303(a)(1) of Regulation S-K.

Response: As previewed in our response to the Staff’s Comment 2 above, the Company and its senior lender have agreed to extend the maturity date of its credit facility to such date that is eighteen months following the closing of the initial public offering and therefore is not in default under such facility. The Company also intends to re-finance its senior credit facility into a more traditional financing arrangement with a lower interest rate.

Capital Resources, page 62

11.	We note your disclosure on page 18 that you “anticipate [y]our operating expenses will increase substantially in the foreseeable future as [you] undertake the acquisition and integration of different brands, incur expenses associated with maintaining compliance as a public company, and increased marketing and sales efforts to increase [y]our customer base,” as well as your plans for expansion discussed throughout the Business section. So that investors understand the magnitude of future investments and expenditures, please disclosure any material trends in such expenditures, to the extent practicable. Refer to Item 303(a)(2) of Regulation S-K. Please also specify what you mean by “near term” as it relates to your ability to fund your operations.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Response: Pursuant to the Staff’s Comment and in furtherance of Item 303(a)(2) of Regulation S-K, the Company has revised the disclosure to include material trends in its expenditures and to clarify its statement regarding the Company’s ability to fund its operations.

Results of Operations, page 63

12.	Please expand your results of operations discussions to more fully explain the factors underlying changes in amounts between periods. To the extent that changes are attributable to changes in prices or volume, or the introduction of new products, include this in your discussion. Refer to Item 303(a)(3) of Regulation S-X and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s Comment and has revised this discussion accordingly.

Business

Sales and Distribution, page 78

13.	We note your disclosure that Bailey products are “distributed through 130+ doors at major department stores, over 950 points of sale at boutique stores and major e-commerce wholesale customers.” Please include a discussion of the material terms of these arrangements with third party distributors.

Response: The Company has updated its disclosure regarding the number of its third party distributors as of January 31, 2021. We respectfully note that none of the Company’s arrangements with any of its third party distributors are material and therefore, we have not included a discussion of the material terms of such arrangements.

Compensation of Directors, page 93

14.	We note your disclosure that directors serving at the completion of this offering will granted options to purchase 25,000 shares of common stock, and that your board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of your company. Please disclose your director compensation policy going forward, including whether you intend to pay any cash retainers or intend to make any annual equity grants.

Response: Pursuant to the Staff’s Comment, the Company has included a disclosure regarding its director compensation policy going forward.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Certain Relationships and Related Person Transactions, page 96

15.	Please disclose the names of the current and former officers, managing members, and majority owners with whom the company has engaged in related party transactions you have disclosed here. Refer to Item 404(a)(1) of Regulation S-K.

Response: Pursuant to the Staff’s Comment and in furtherance of Item 404(a)(1) of Regulation S-K, the Company has included a disclosure regarding its related party transactions.

Material U.S. Federal Income Tax Considerations For Non-U.S. Holders, page 106

16.	Please include a description of the tax considerations with respect to the warrants you are registering in connection with this offering, or tell us why you do not believe such disclosure is unnecessary.

Response: The Company acknowledges the Staff’s Comment. There are no relevant tax issues with respect to the underwriters’ warrants as such warrants are not being offered to the public. Therefore, no changes to this section have been made.

Denim.LA, LLC Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm, page 2

17.	Please have your auditors revise their report to reference the standards of the PCAOB rather than only the auditing standards. Refer to PCAOB Auditing Standards (AS) 3101.09.c.

Response: Pursuant to the Staff’s Comment, the Company’s auditors will revise their report to reference the standards of the PCAOB.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Segments, page 8

18.	We note that each brand's executive team will continue to operate separately. Please provide the disclosures required by ASC 280-10-50-21, including your basis of organization and whether you are organized on a brand basis.

Response: Pursuant to the Staff’s Comment, the Company respectfully notes that all of its brands will be operated as separate brands, but on a consolidated basis by the Company and not as separate segments.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Revenue Recognition, page 11

19.	Please revise to reflect the correct adoption date of the new revenue standard (ASC 606).

Response: Pursuant to the Staff’s Comment, the adoption date has been corrected.

Note 9 - Subsequent Events, page 86

20.	Please explain and disclose how you intend to account for the acquisition of Harper and Jones, LLC (H&J) that will close concurrently with the closing of this offering. In your response, tell us under what conditions the transaction would be terminated and/or revised if the initial public offering is not completed.

Response: The Company acknowledges the Staff’s Comment. In the event the initial public offering is not completed, the acquisition will not occur. As the prospectus speaks as of the effective date of the offering, no further change has been made to this section.

Exhibits

21.	Please confirm you intend to file your merger agreement with H&J, your material debt agreements, your 2020 and 2013 incentive plan and related form documents, any material agreements with manufacturers, suppliers, subsidiaries and customers, and your list of subsidiaries. Refer to Item 601(b) of Regulation S-K.

Response: Pursuant to the Staff’s Comment, the Company confirms that no exhibits are being included with the Company’s confidential draft registration statement.

General

22.	Please provide separate pro forma financial information for any of the conditions listed in Rule 11-01 of Regulation S-X pursuant to Rule 8-05(a) of Regulation S-X, including but not limited to the acquisition of Bailey 44, Inc. and the pending acquisition of Harper and Jones, LLC. Please refer to Rule 8-05(b) of Regulation S-X, which refers to Rule 11-02 of Regulation S-X, for guidance on form requirements and pro forma adjustments to historical results, to include Rule 11-02(b)(4) with regard to the presentation of multiple transactions.

Response: Pursuant to the Staff’s Comment, the pro forma financial information for each of Bailey 44, Inc. and Harper and Jones, LLC has been provided.

23.	We note that the exclusive forum provision in your second amended and restated certificate of incorporation will not apply to claims under the Securities Act or Exchange Act. Please ensure that the provision states that it does not apply to federal securities law claims, or tell us how you will make future investors aware of the provision’s limited applicability (for example, the disclosure will be made in future Exchange Act reports).

Response: The Company acknowledges the Staff’s comment.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John Hilburn Davis, Chief Executive Officer